File Number: 57589-0005

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

October 21, 2005

Via EDGAR and Delivered

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549-0405

Attention: Division of Corporation Finance

Dear Sirs/Mesdames:

Re:

Lexington Resources, Inc. (the "Company")
No file number assigned yet
Filing of Amendment No. 1 to Form SB-2/A filed on October 17, 2005

We are counsel for the above-referenced Company and confirm that the Company has now amended its Registration Statement on Form SB-2 (the "Registration Statement"), in order to clarify the following matters, as "Form SB-2/A Amendment No. 1" ("Amendment No. 1") to its original Registration Statement which was filed by the Company with the Securities and Exchange Commission (the "SEC") on October 17, 2005.

On behalf of the Company we are now pleased to enclose a copy of Amendment No. 1 to the Registration Statement of the Company in this matter (including two further courtesy copies for the Staff's ease of review) together with a complete comparative copy of the same (including two further courtesy copies) which, we confirm on behalf of the Company, necessarily indicates each of the revisions which have now been made to the enclosed Registration Statement since the Company's initial filing in this instance on October 17, 2005. We confirm that the enclosed Registration Statement is a copy of the filing submitted electronically pursuant to Regulation S-T on this day.

The following, we confirm on behalf of the Company, are the only revisions which have been made to the Company's original Registration Statement in this matter.

1. we confirm that the relevant information in the Company's original Registration Statement as at October 14, 2005 has now been updated to October 20, 2005 in the enclosed Amendment No. 1; and we confirm that no corresponding disclosure contained in the original Registration Statement was altered by virtue of this;

2. we confirm that the disclosed number of shares beneficially owned prior to the offering and to be offered by two of the "Selling Shareholders" in the table found on page 23 of Amendment No. 1 were inadvertently transposed in the Company's original Registration Statement, such that the corrected numbers are now as follows:

"Double U Master Fund LP	1,500,000	2,062,500	Nil	Nil
Platinum Long Term Growth I, LLC	500,000	687,500	Nil	Nil"

3. we confirm that the disclosed number of securities of the Company beneficially owned by the Company's Treasurer and Chief Financial Officer as disclosed in each of the table and in note (3) found on pages 28 and 29 of the enclosed Amendment No. 1 should have indicated, and inadvertently indicated, 25,000 stock option instead of 50,000 stock options which are presently and beneficially owned by such person, such that such disclosure, together with the percentages affected thereby, are now stated correctly in such table and note;

4. we confirm that Exhibit 23.1 - "Consent of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants" of the enclosed Amendment No. 1 has now been updated to October 20, 2005; and

5. we confirm that the signature page of the enclosed Amendment No. 1 has now been updated to October 20, 2005 and, in addition, now correctly discloses the fact that Vaughn Barbon is not a director of the Company but only the Company's Treasurer and Chief Financial Officer (Principal Accounting Officer).

We trust that each of the foregoing and the enclosed amendments to the Company's Registration Statement filing are clear and satisfactory for this point in time, however, should the SEC have any questions or comments respecting any of the same, or should the SEC require any further information or documentation respecting the Company in this regard, please do not hesitate to immediately contact the writer at any time.

On behalf of the Company we sincerely thank and appreciate the SEC's anticipated and prompt attention to and ongoing cooperation in this matter, and we now welcome our receipt from the SEC of any questions or comments which the SEC may have in this matter and at the SEC's earliest convenience hereafter. In the interim we remain, always,

Yours very truly,

Thomas J. Deutsch
for Lang Michener llp

TJD
ec: The Company (w/copy of Enclosures)
Enclosures